SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Metro One Telecommunications, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

59163F105

(CUSIP Number)

Jan Henrik Ahrnell

General Counsel

TeliaSonera AB

Mårbackagatan 11

S-123 86 Farsta, Sweden

(+46 8) 713-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59163F105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TeliaSonera AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 24.22%

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TeliaSonera Finland Oyj, previously named Sonera Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Finland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 24.22%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sonera Holding B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 24.22%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

METRO ONE TELECOMMUNICATIONS, INC.

TeliaSonera AB, a Swedish corporation (“TeliaSonera”), TeliaSonera Finland Oyj, previously named Sonera Corporation, a Finnish corporation (“Sonera”), and Sonera Holding B.V., a Netherlands corporation (“Sonera B.V.”) (collectively, the “Reporting Persons”), hereby file this Amendment No. 2 (“Amendment No. 2”) to amend and supplement the Statement on Schedule 13D originally filed on February 2, 2001, as amended by Amendment No. 1 filed on December 19, 2002 (the “Schedule 13D”), with respect to the common stock, no par value per share (the “Common Stock”), of Metro One Telecommunications, Inc., an Oregon corporation (the “Company”).  As provided in the Joint Filing Agreement filed as Exhibit No. 4 to Amendment No. 1, the Reporting Persons have agreed, pursuant to Rule 13d-1(k) under the Act, to file one Statement on Schedule 13D with respect to their ownership of the Common Stock.

Capitalized terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D.  The Schedule 13D is hereby amended and supplemented by this Amendment No. 2 as follows:

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by deleting in their entirety the last two paragraphs of Amendment No. 1 and replacing them with the following:

To the best knowledge of the Reporting Persons as of the date hereof, the name, the business address, present principal occupation or employment and citizenship of each executive officer and director of each Reporting Person, is set forth in Schedules I, II and III hereto. The information contained in Schedules I, II and III is incorporated herein by reference.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their directors or executive officers listed in Schedule I, II or III hereto, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

Pursuant to the terms of the Investment Agreement, Sonera is prohibited from transferring any of its shares of Common Stock prior to the third anniversary of the closing of the acquisition thereof (i.e., February 2, 2004).  Notwithstanding this restriction, Sonera may, beginning February 2, 2003, sell shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended.  In addition, pursuant to the Registration Rights Agreement, on or after February 2, 2003, if Sonera B.V. holds shares having a market value of at least $15,000,000, it has the right to demand registration with respect to its shares of Common Stock.  At such time as it may do so, Sonera B.V. intends to request registration of its shares.

The Reporting Persons have determined that, subject to, among other considerations, market conditions and the price from time to time of the Company’s stock, Sonera B.V. will liquidate certain, and as many as all, of its shares in the Company’s Common Stock.  In determining from time to time whether to sell its shares of the Company’s Common Stock (and at what times and in what amounts) or whether to retain such shares, Sonera B.V. will take into account such factors as it deems relevant, including the business and prospects of the Company and the impact thereof on the Company’s existing and anticipated stock price, existing and anticipated market conditions from time to time, and Sonera B.V.’s need from time to time for liquidity.  Sonera B.V. reserves the right to hold or dispose of its shares of the Company’s Common Stock as it may determine from time to time and to change its intention with respect to any or all of the matters referred to in this Item 4.

In connection with potential sales by the Reporting Persons, the two members of the Company’s board of directors designated by the Reporting Persons have resigned from the board.  Sonera B.V. has notified the Company that at the present time Sonera B.V. does not intend to exercise its rights under the Investment Agreement to designate replacement directors.  However, Sonera B.V. has also advised the Company that it reserves all of its rights under the Investment Agreement, including any rights it may have to nominate replacement directors at a later time if it chooses to do so.

Except for the foregoing and as disclosed below, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the following actions or events:

•              The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

•              An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

•              A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•              Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•              Any material change in the present capitalization or dividend policy of the Company;

•              Any other material change in the Company’s business or corporate structure;

•              Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

•              Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•              A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

• Any action similar to any of those enumerated above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by the following information:

Under the Investment Agreement, Sonera B.V. has the right to designate two members of the Company’s board of directors, provided Sonera B.V. maintains certain shareholdings in the Company.  The two members of the Company’s board of directors designated by Sonera B.V. have resigned from the board.  Sonera B.V. has notified the Company that at the present time Sonera B.V. does not intend to exercise its rights under the Investment Agreement to designate replacement directors.  However, Sonera B.V. has also advised the Company that it reserves all of its rights under the Investment Agreement, including any rights it may have to nominate replacement directors at a later time if it chooses to do so.

Pursuant to the Registration Rights Agreement, on or after February 2, 2003, if Sonera B.V. holds shares having a market value of at least $15,000,000, it has the right to demand registration with respect to its shares of Common Stock.  At such time as it may do so, Sonera B.V. intends to request registration of its shares.

Signature

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2003

TELIASONERA AB

	By:	/s/ Anders Igel
Name: Anders Igel
Title: President and CEO

	By:	/s/ Jan-Henrik Ahrnell
Name: Jan-Henrik Ahrnell
Title: Vice President and General Counsel

TELIASONERA FINLAND OYJ (previously named SONERA CORPORATION)

	By:	/s/ Anders Igel
Name: Anders Igel
Title: Chairman of the Board

	By:	/s/ Jan-Henrik Ahrnell
Name: Jan-Henrik Ahrnell
Title: Director

SONERA HOLDING B.V.

	By:	/s/ Sirpa-Helena Sormunen
Name: Sirpa-Helena Sormunen
Title: Vice President

SCHEDULE I

The following sets forth for the executive officers and directors of TeliaSonera AB: (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the citizenship of each such person. The principal business address of TeliaSonera AB and the current business address for each of its officers and directors is Mårbackagatan 11, S-123 86 Farsta, Sweden.

Board of Directors of TeliaSonera AB

Name and Title	Present Principal Occupation	Citizenship

Tapio Hintikka, Chairman	Chairman of the board of TeliaSonera	Finnish

Carl Bennet, Vice Chairman	Chairman of the boards of Boliden, Elanders, Getting, Halmstad University, Lifco, Scanrec and Sorb Industri	Swedish

Ingvar Carlsson, Director	Chairman of the board of Swedish Foundation for Strategic Research	Swedish

Eva Liljeblom, Director	Professor of Finance and head of the Department of Finance and Statistics at the Swedish School of Economics and Business Administration in Helsinki, Finland	Finnish

Sven-Christer Nilsson, Director

Partner of Startupfactory, Member of the board of Assa Abloy AB, ParthusCeva, Inc., Startupfactory and Xelerated, Inc. Chairman of the Swedish Public Service Broadcasting Foundation and of the Swedish Institute for Quality Development, SIQ.

Swedish

Paul Smits, Director	Member of the Supervisory Boards of Travel Unie International (TUI) and of Enertel BV.	Dutch

Caroline Sundewall, Director	Independent business consultant	Swedish

Roger Talermo, Director	President and CEO of the Amer Group Plc.	Finnish

Tom von Weymarn, Director	President and CEO of Oy Rettig Ab	Finnish

Yvonne Karlsson	Employee Representative, SIF-TELE	Swedish

Berith Westman	Employee Representative, SIF-TELE	Swedish

Elof Isaksson	Employee Representative, SEKO TELE	Swedish

Executive Officers of TeliaSonera AB

Name and Title	Citizenship

Anders Igel, President and CEO	Swedish

Harri Koponen, Deputy CEO and Head of TeliaSonera International	Finnish

Kim Ignatius, CFO	Finnish

Michael Kongstad, Head of Corporate Communication	Swedish

Jan-Henrik Ahrnell, General Counsel	Swedish

Lars-Gunnar Johansson, Head of Networks and Technology	Swedish

Terje Christoffersen, Head of Marketing, Products and Services	Norwegian

Rune Nyberg, Head of Human Resources	Swedish

SCHEDULE II

The following sets forth for the executive officers and directors of TeliaSonera Finland Oyj: (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the citizenship of each such person. The principal business address of TeliaSonera Finland Oyj and the current business address for each of its officers and directors is Teollisuuskatu 15, P.O. Box 106, FIN-00051, Helsinki, Finland.

Board of Directors of TeliaSonera Finland Oyj

Name and Title	Present Principal Occupation	Citizenship

Anders Igel, Chairman	CEO and President of TeliaSonera	Swedish

Kim Ignatius, Vice Chairman	CFO of TeliaSonera	Finnish

Jan-Henrik Ahrnell, Director	General Counsel of TeliaSonera	Swedish

Executive Officers of TeliaSonera Finland Oyj

Name and Title	Citizenship

Anni Vepsäläinen, President and CEO	Finnish

Jyrki Karasvirta, Vice President, Communications and Brand Marketing	Finnish

Esa Korvenmaa, Senior Vice President, Large Corporate Customers	Finnish

Mikael Laine, CFO	Finnish

Jaakko Nevanlinna, Senior Vice President, Networks and Production	Finnish

Juha Pentti, Vice President, Human Resources	Finnish

Pasi Tolonen, Senior Vice President, Business Customers	Finnish

Tiia Tuovinen, General Counsel	Finnish

Janne Vainio, Senior Vice President, Consumer Customers	Finnish

Janne Yli-Äyhö, Senior Vice President, Products and Services	Finnish

SCHEDULE III

The address of Sonera Holding B.V. and its directors and executive officers is Rivium 1e Straat 9, 2909 LE Capelle aan den IJssel, the Netherlands.

The directors of Sonera Holding B.V. are Jaap Johan van der Vlies (a citizen of the Netherlands), Maire Laitinen (a citizen of Finland), Pauli Leppänen (a citizen of Finland), Ingrid Stenmark (a citizen of Sweden) and Olli Tuohimaa (a citizen of Finland).